ALIGNVEST ACQUISITION CORPORATION

CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS AT AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2017

ALIGNVEST ACQUISITION CORPORATION
BALANCE SHEET

[expressed in Canadian dollars]
	As at
	January 31, 2017	April 30, 2016
	$	$
ASSETS
Current assets:
Cash	432,487	1,792,631
Prepaid expenses	178,106	20,202
Total current assets	610,593	1,812,833

Other assets:
Restricted cash and investments held in escrow	260,864,332	259,945,987

TOTAL ASSETS	261,474,925	261,758,820

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	7,983,393	123,010
Due to related party	137,920	78,822
Total current liabilities	8,121,313	201,832

Other liabilities:
Deferred underwriters' commission	9,056,250	9,056,250
TOTAL LIABILITIES	17,177,563	9,258,082

Commitments and Contingencies
Class A Restricted Voting shares subject to redemption, 25,875,000 shares (at redemption value of $10.00 per share)	258,750,000	258,750,000

STOCKHOLDERS' (DEFICIENCY)
Class B shares, unlimited authorized, 7,631,720 issued	-	-
Additional paid-in-capital	(6,504,070)	(6,504,070)
(Deficit) Surplus	(7,948,568)	254,808
TOTAL STOCKHOLDERS' (DEFICIENCY)	(14,452,638)	(6,249,262)

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)	261,474,925	261,758,820

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

Timothy Hodgson	Adam Jiwan
Director	Director

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF OPERATIONS

[expressed in Canadian dollars, except per share amounts]
	For the	For the	For the	From inception on
	three months ended	three months ended	nine months ended	May 11, 2015 to
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
	$	$	$	$
REVENUE
Interest income	279,467	351,407	918,345	912,526

EXPENSES
Operating and general	8,556,300	167,600	9,121,721	632,010

NET (LOSS) INCOME FOR THE PERIOD	(8,276,833)	183,807	(8,203,376)	280,516

NET (LOSS) INCOME PER SHARE
Basic and diluted	(1.39)	0.03	(1.38)	0.05

Weighted average number of Class B Shares outstanding - basic and diluted	5,956,384	5,956,384	5,956,384	5,118,152

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIENCY)

[expressed in Canadian dollars, except number of shares and warrants outstanding]

	Class B Shares		Paid-in Capital		(Deficit)/
	Number	Amount	Number	Amount	Surplus	Total
				$	$	$
Balance, May 11, 2015	-	-	-	-	-	-
Issuance of Class B Share to Sponsor on May 11, 2015	1	-		10		10
Issuance of Class B Shares to Founders on June 16, 2015	6,701,344	-		25,000		25,000
Issuance of Class B Units to Founders on June 24, 2015 (share portion)	846,000	-		8,375,400		8,375,400
Issuance of Class B Units to Founders on June 24, 2015 (warrant portion)				84,600		84,600
Issuance of Class A Restricted Voting Shares pursuant to the Offering on June 24, 2015			22,500,000	222,750,000		222,750,000
Issuance of Warrants pursuant to the Offering June 24, 2015				2,250,000		2,250,000
Issuance of Class B Units to Founders on July 7, 2015 (share portion)	84,375	-		835,312		835,312
Issuance of Class B Units to Founders on July 7, 2015 (warrant portion)				8,438		8,438
Issuance of Class A Restricted Voting Shares pursuant to exercise of the over-allotment option on July 7, 2015			3,375,000	33,412,500		33,412,500
Issuance of Warrants pursuant to the Offering July 7, 2015				337,500		337,500
Class A Restricted Voting Shares subject to possible redemption; 25,875,00 shares at redemption value of $10.00 per share			(25,875,000)	(258,750,000)		(258,750,000)
Underwriting expenses (net of taxes)				(6,776,580)		(6,776,580)
Deferred underwriting compensation				(9,056,250)		(9,056,250)
Net income					254,808	254,808
Balance, April 30, 2016	7,631,720	-	-	(6,504,070)	254,808	(6,249,262)
Transactions for the nine months ended January 31, 2017
Net income					(8,203,376)	(8,203,376)
Balance, January 31, 2017	7,631,720	-	-	(6,504,070)	(7,948,568)	(14,452,638)

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF CASH FLOWS

[expressed in Canadian dollars]
	For the	From inception on
	nine months ended	May 11, 2015 to
	January 31, 2017	January 31, 2016
	$	$
OPERATING ACTIVITIES
Net income	(8,203,376)	280,516
Non-cash items included in net loss and other adjustments
Interest income	(918,345)	(912,526)
Changes in non-cash working capital
Prepaid expenses	(157,904)	(37,655)
Accounts payable and accrued liabilities	7,860,383	87,299
Due to related party	59,098	39,360
NET CASH USED IN OPERATING ACTIVITIES	(1,360,144)	(543,006)

INVESTING ACTIVITIES
Investment in restricted cash and investments held in escrow	-	(258,750,000)
NET CASH USED IN INVESTING ACTIVITIES	-	(258,750,000)

FINANCING ACTIVITIES
Proceeds from sale of Class B Share to Sponsor	-	10
Proceeds from sale of Class B Shares to Founders	-	25,000
Proceeds from sale of Class B Units to Founders	-	9,303,750
Proceeds from sale of Class A Restricted Voting Units	-	258,750,000
Payment of underwriting expenses	-	(6,871,763)
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	261,206,997

NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(1,360,144)	1,913,991
CASH, BEGINNING OF PERIOD	1,792,631	-
CASH, END OF PERIOD	432,487	1,913,991

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

1. ORGANIZATION AND NATURE OF OPERATIONS

Alignvest Acquisition Corporation (the “Corporation”) is a special purpose acquisition corporation that was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Acquisition”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was created by Alignvest Management Corporation (the “Sponsor” or “AMC”), an alternative investment management firm that seeks to deliver exceptional risk-adjusted returns for its clients. AMC was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions.

The Corporation was incorporated on May 11, 2015 under the Business Corporations Act (Ontario), and is domiciled in Canada. The Corporation’s head office, and the head office of AMC, is located at 100 King Street West, 70th Floor, Toronto, Ontario, Canada, M5X 1C7.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with Article 10 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed interim financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed interim financial statements should be read in conjunction with the Corporation's audited financial statements and notes thereto, for the period ended April 30, 2016. The interim results for the three and nine months ended January 31, 2017 are not necessarily indicative of the results to be expected for the year ending April 30, 2017 or for any future interim periods.

Common stock subject to possible redemption

The Corporation accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Corporation’s common stock features certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, at January 31, 2017, the common stock subject to possible redemption in the amount of $258,750,000 is presented as temporary equity, outside of the stockholders’ equity section of the Corporation’s balance sheet.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

Financial Instruments

The fair value of the Corporation’s assets and liabilities, which qualify as financial instruments under ASC Top 820 “Fair Value Measurements and Disclosures”, approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

•	Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
•

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 – valuation techniques with significant unobservable market inputs.

Impairment of Financial Assets at Amortized Cost

At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Objective evidence may include significant financial difficulty of the obligor or delinquencies in interest and principal payments. If such evidence exists, the Corporation recognizes an impairment loss equal to the difference between the carrying value of the financial asset and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate for the financial asset. An impairment of a financial asset carried at amortized cost is reversed in subsequent periods if the amount of the loss decreased and the decrease can be related objectively to an event occurring after the impairment was recognized.

Income Taxes

The Corporation complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of April 30, 2016. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

The Corporation may be subject to potential income tax examinations by federal or state authorities. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and provincial tax laws. The Corporation’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Corporation’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of April 30, 2016. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The Corporation is subject to income tax examinations by major taxing authorities since its inception.

Net Earnings (Loss) Per Share

The Corporation complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. At January 31, 2017 the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Corporation. As a result, diluted income per share is the same as basic income per share for the periods presented.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Corporation will adopt the methodologies prescribed by ASU 2014-15 by the date required, and does not anticipate that the adoption of ASU 2014-15 will have a material effect on its financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17, Income Taxes - Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments under the new guidance require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The guidance is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this ASU may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Corporation will adopt the methodologies prescribed by ASU 2015-17 by the date required, and does not anticipate that the adoption of ASU 2015-17 will have a material effect on its financial position or results of operations.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

Subsequent events

The Corporation evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued for potential recognition or disclosure. Any material events that occur between the balance sheet date and the date that the financial statements were available for issuance are disclosed as subsequent events, while the financial statements are adjusted to reflect any conditions that existed at the balance sheet date. Based upon this review, the Corporation did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the financial statements, except as disclosed in note 12.

3. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its January 2017 Interim Financial Statements.

Warrant Valuation

Pursuant to the Corporation’s Offering of Class A Restricted Voting Units and Class B Units, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation’s income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the statement of financial position. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

4. THE OFFERING

The securities offered to the public pursuant to the Offering included 22,500,000 Class A Restricted Voting Units at an offering price of $10.00 per Class A Restricted Voting Unit. In addition, and in connection with the Offering, the Corporation granted to the underwriters an over-allotment option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit. On July 7, 2015, the underwriters exercised their over-allotment option to purchase an additional 3,375,000 Class A Restricted Voting Units.

Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one half of a warrant. Each full warrant will become exercisable only commencing 30 days after the completion of a Qualifying Acquisition, and is exercisable to purchase one Class B Share at an exercise price of $11.50, subject to normal anti-dilution adjustments. The warrants will expire on the day that is five years after the completion of a Qualifying Acquisition or may expire if a Qualifying Acquisition is not completed.

If the Corporation is unable to complete a Qualifying Acquisition within 21 months from the closing of the Offering, or 24 months from the date of the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 21 months from the date of the closing of the Offering, but has not completed such Qualifying Acquisition within the 21-month period, it will redeem 100% of the issued and outstanding Class A Restricted Voting Shares using the funds in the Escrow Account [note 6]. In such event, warrants may expire and be worthless.

In consideration for their services in connection with the Offering, the Corporation has agreed to pay the underwriters a commission equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $0.250 per Class A Restricted Voting Unit to the underwriters upon closing of the Offering and the exercise of the over-allotment option, as applicable. Furthermore, the Corporation has deposited to the Escrow Account $0.350 per Class A Restricted Voting Unit, which will be released to the underwriters only upon completion of a Qualifying Acquisition.

5. RESTRICTED CASH AND INVESTMENTS HELD IN ESCROW

Restricted cash and investments held in escrow comprise the following:

	January 31, 2017	April 30, 2016
	$	$
Cash	260,864,332	1
Investment in Government of Canada Treasury Bills due June 2, 2016	-	259,734,640
Accrued interest	-	211,346
Restricted cash and investments held in escrow	260,864,332	259,945,987

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

6. CLASS A RESTRICTED VOTING SHARES SUBJECT TO REDEMPTION

Authorized

The Corporation is authorized to issue an unlimited number of Class A shares (the “Class A Restricted Voting Shares”). The holders of Class A Restricted Voting Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of customary annual general meeting matters, including the election and removal of directors and auditors. The holders of Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the permitted timeline and of a proposed Qualifying Acquisition.

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds from the Escrow Account in the event that the Corporation does not complete a Qualifying Acquisition within the permitted timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its “Class A Restricted Voting Shares subject to redemption” as commitments and contingencies at redemption value.

Class A Restricted Voting Shares – Issued and Outstanding

	Number	$
Class A Restricted Voting Shares pursuant to the Offering	22,500,000	225,000,000
Class A Restricted Voting Shares pursuant to exercise of the over-allotment option	3,375,000	33,750,000
Balance, January 31, 2017 and April 30, 2016	25,875,000	258,750,000

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

7. STOCKHOLDERS’ (DEFICIENCY)

A) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B shares (the “Class B Shares”) without nominal or par value. The holders of Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of a vote to approve an extension of the permitted timeline within which the Corporation is required to complete its Qualifying Acquisition, which will only be voted upon by holders of Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights with respect to their Class B Shares, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Acquisition within the permitted timeline.

Forfeiture of Founders’ Shares

By agreement with the Founders, 25% of the Founders’ Shares held by each of the Founders (the “Founders’ Forfeiture Shares”) will be subject to forfeiture by the Founders on the fifth anniversary of the closing of a Qualifying Acquisition unless the closing price of the Class B Shares exceeds $13.00 for any 20 trading days within a 30-trading-day period at any time following the closing of a Qualifying Acquisition. The Founders’ Forfeiture Shares will be subject to transfer restrictions until such time as the above conditions are met, at which point they will become subject to the same restrictions on transfer, assignment or sale as all other Founders’ Shares.

Restrictions on Transfer, Assignment or Sale of Founders’ Shares

The holders of the Founders’ Shares have agreed not to transfer, assign or sell any of their Founders’ Shares prior to completion of the Corporation’s Qualifying Acquisition, and following completion of a Qualifying Acquisition, they have agreed not to sell or transfer any of their Founders’ Shares until the earlier of:

•	One year following completion of a Qualifying Acquisition; or
•	The closing price of the Class B Shares equaling or exceeding $12.00 per share for any 20 trading days within a 30-day trading period at any time following the closing of a Qualifying Acquisition.

The Founders Shares may also be subject to TSX escrow requirements.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

B) Warrants

As at January 31, 2017, the Corporation had 13,402,688 Warrants outstanding, each with an exercise price of $11.50 per Warrant. The Warrants are not exercisable by the holder thereof until 30 days after the Corporation completes a Qualifying Acquisition. Following a Qualifying Acquisition, each Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share (and upon closing of a Qualifying Acquisition, each Warrant would represent the entitlement to purchase one Class B Share), at an exercise price of $11.50, subject to normal anti-dilution adjustments, for a five-year period following completion by the Corporation of a Qualifying Acquisition. Warrants will expire if a Qualifying Acquisition is not completed.

Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants by providing 30 days’ notice, if and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganization and recapitalizations) for any 20 trading days within a 30 trading day period.

8. OPERATING AND GENERAL EXPENSES BY NATURE

	For the	For the	For the	From inception on
	three months ended	three months ended	Nine months ended	May 11, 2015 to
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
	$	$	$	$
Public company costs	40,521	28,358	75,872	387,305
Insurance	70,555	11,031	94,143	25,737
Operating and general expenses	8,445,224	128,211	8,951,706	218,968
	8,556,300	167,600	9,121,721	632,010

9. RELATED PARTY TRANSACTIONS

The Sponsor has agreed that until the Corporation completes a Qualifying Acquisition, it will provide certain office space, utilities and administrative support to the Corporation. The Corporation has agreed to pay $10,000 per month, plus applicable taxes, for the provision of such services commencing on the effective date of the closing of the Offering. As at January 31, 2017, the amount due to the Sponsor was $137,920 (April 30, 2016 - $78,822), for out- of-pocket expenses paid by the Sponsor on behalf of the Corporation.

The amounts due to AMC are currently non-interest bearing and are payable no later than the date of the consummation of a Qualifying Acquisition. Due to the short-term nature of this arrangement, the fair value of the amounts due to related party approximates their carrying amount.

AMC has executed a make whole agreement and undertaking in favour of the Corporation, whereby AMC has agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

10.FINANCIAL INSTRUMENTS

Fair Value Measurements

The following table summarizes those assets and liabilities that are included at their fair values in the Corporation’s statement of financial position as at January 31, 2017 and April 30, 2016, or those assets and liabilities for which fair value is otherwise disclosed in the accompanying notes to the January 2017 Interim Financial Statements. These assets and liabilities have been categorized into hierarchal levels, according to the significance of the inputs used in determining fair value measurements.

		Fair value as at January 31, 2017
	Carrying value as at
	January 31, 2017	Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Restricted cash and investments held in escrow	260,864,332	260,864,332	-	-

		Fair value as at April 30, 2016
	Carrying value as at
	April 30, 2016	Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Restricted cash and investments held in escrow	259,945,987	-	259,945,987	-

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

Market Risk
Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk
Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Interest Rate Risk
Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk on its restricted cash and investments held in its Escrow Account. Due to the short-term nature of these financial instruments, the Corporation’s exposure to interest rate risk is nominal.

Currency Risk
Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the Canadian dollar. The Corporation does not currently have any exposure to currency risk as the Corporation does not transact in any currency other than the Canadian dollar.

11. CAPITAL MANAGEMENT

The Corporation defines the capital that it manages as its shareholders’ (deficiency), and its Class A Restricted Voting Shares. The following table summarizes the carrying value of the Corporation’s capital as at January 31, 2017 and April 30, 2016.

	As at January 31, 2017	As at April 30, 2016
	$	$
Stockholders' (deficiency)	(14,452,638)	(6,249,262)
Class A Restricted Voting Shares subject to redemption	258,750,000	258,750,000
	244,297,362	252,500,738

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

Liquidity
As at January 31, 2017, the Corporation had $432,487 (April 30, 2016 - $1,792,631) in cash. Upon completion of the Qualified Acquisition, as described in note 1, the Company will have adequate liquid assets to settle its liabilities.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
January 31, 2017
[In Canadian dollars, unless otherwise specified]

12.SUBSEQUENT EVENT

As publicly announced, the Corporation and Trilogy International Partners LLC (“Trilogy”) entered into an arrangement agreement dated November 1, 2016 (“Arrangement Agreement”) to effect a business combination, which is intended to constitute the Corporation’s qualifying acquisition, by way of a court approved plan of arrangement (“Arrangement”).

The Corporation has confirmed capital commitments of Cdn.$283 million, net of redemptions, which is both greater than the Corporation’s IPO proceeds of Cdn.$259 million, and well in excess of the U.S.$135 million minimum cash requirement in the Arrangement Agreement. Consequently, there is funding certainty to close its Qualifying Acquisition. 77% of the Corporation’s Class A shareholders chose not to redeem their shares. The remaining 23% that redeemed are more than offset by capital commitments from the Corporation’s private placement of approximately Cdn.$82 million.

The Arrangement was approved by the Corporation’s shareholders at a special meeting of shareholders (the “Meeting”) held on January 24, 2017. Completion of the Arrangement is subject to other customary approvals and is expected to close on or about February 7, 2017. The Corporation is also expected to be renamed “Trilogy International Partners Inc.” and continue under the laws of British Columbia.